

OFFERING MEMORANDUM

facilitated by



Hommage Bakehouse LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Hommage Bakehouse LLC
State of Organization	CA
Date of Formation	07/01/2021
Entity Type	Limited Liability Company
Street Address	4680 Cass St, San Diego CA, 92109
Website Address	www.hommagebakehouse.com

(B) Directors and Officers of the Company

Key Person	David Mirabelli

Position with the Company	
Title	Operating Director
First Year	2022

Other business experience (last three years)	

David Mirabelli
(619) 726-7332 | davemirabelli@gmail.com | San Diego, CA

Experience

Operating Director/Partial Owner | Hommage Bakehouse | San Diego, CA | Aug 2022-Present
Assist in the streamlining and planning of the operations and development of wholesale and retail business at Hommage Bakehouse. Develop new Hommage retail café locations, as well as maintaining relations with account representatives, and servicing the logistics and delivery of wholesale products in the Southern California area. Assist in coaching, training, and mentorship in the documentation and operations of Human Resources as well as overall direction and functionality of the wholesale and retail business.

Regional Operating Partner | Handel's Ice Cream | San Diego, CA | Oct 2021-Aug 2022
Develop and open new locations across the Southern region of San Diego. Oversee operations within Human Resources, payroll, sales and labor forecasting, recruitment, training, and inventory management. Conduct quality control, project management, market research, P&L analysis, and print/digital marketing.

Regional Cafe Operations Manager | Bird Rock Coffee Roasters | San Diego, CA | Jan 2017-Oct 2021
Oversee operations for six existing cafes and assist in the development of opening new locations. Supervise and train a team of 90 employees. Food and beverage development. Developed kitchen menu for the Carlsbad location. Conducted hiring, quality control, sales and labor forecasting, inventory management, Human Resources, project management, marketing, market research and P&L analysis.

General Manager | Lofty Coffee Co. | San Diego, CA | Dec 2016-June 2017
Assisted in opening and operating a new, standalone cafe. This location included a full kitchen and scratch bakery. Supervised and trained a team of 40 employees. High volume location became the busiest location of the company. Forecasted sales for the first year were projected to exceed $1.5 to $2 million dollars. Managed human resources, payroll, and various operational objectives.

General Manager | Coffee Bean & Tea Leaf | Carlsbad, CA | Aug 2014-Dec 2016
Managed a high-volume cafe in an upscale shopping center. Supervised and trained a team of 17 employees. CBTL general managers are scored on a 200+ point system every quarter to ensure quality of product, service, and environment. Improved corporate store grade from initial 68% to an 86% which was excellent standing. Personal ownership over COGS, labor, inventory, and team development. Achieved quarterly sales goals throughout my employment and received 2nd place in 'Best of the Best 2016' Quarter 4 which recognizes the top three locations within the entire corporation based on sales, COGS, labor %, culture, and corporate store grade. My location had positive sales comps two consecutive years and was forecasted to have the most profitable year at the time of my departure. Average annual sales of $800,000.

General Manager | Sammy's Woodfired Pizza & Grill | Carlsbad, CA | 2013-2014
Managed high volume, standalone restaurant with full bar. High table turnover and To-Go service. Supervised and trained a team of 30 employees. Extensive kitchen involvement with initial six-week culinary training. Developed strong team culture which eliminated a perpetual high employee turnover at this location. Conducted hiring, sales and labor forecasting, inventory management, organized staff meetings, product ordering, market research and P&L analysis. Average daily sales ranging from $7,000 to $9,000.

General Manager | Perry's Embarcadero + Perry's Design Center | San Francisco, CA | 2010-2013
Embarcadero 2012-2013. Operated high volume flagship location. Supervised and trained a team averaging 40 employees. Occasionally filled required shifts in bartending, serving, hosting, or expediting food orders. Conducted orders, cash management, inventory, P&L analysis, HR, scheduling, payroll, billing, and various other duties. Average daily sales ranging from $15,000 to $20,000.
San Francisco Design Center 2010-2012. Perry's Design Center was the third newest location in SF when I was hired. Trained and recruited a team of 15 employees. Conducted orders, cash management, inventory, P&L analysis, HR, scheduling, payroll, billing, and various other duties. During 2011, I exceeded 2010 annual restaurant sales by $100,000. Average daily restaurant sales of $3,000. Managed all food, beverage, and staffing operations for onsite special events. Events ranged from 150 to 4,000 guests within a four-level upscale building. During 2011, I exceeded 2010 annual event sales by $200,000.

Events Manager & Recruiter | Jeff Duerson Events & Staffing | San Francisco, CA | 2003-2010
Supervised a team of 80 staff members throughout food and bar services for medium to large sized special events ranging from 25 to 10,000+ guests (Corporate & Private). Recruited and trained staff ranging from 80 to 150 employees. Developed and maintained kitchen experience with pronounced private chefs.

Warehouse Associate | Anchor Brewing | San Francisco, CA | 2002-2003
Ensured quality control through main beer bottling line, the spirits distilling bottling line, keg cleaning and filling room. Product packing and shipping. Server for special events. Provided exceptional customer service through spreading knowledge of the beer making process and flavor profiles.

Sales Manager | Product Sales Corporation | San Diego, CA | 1997-2002
Sold new and reconditioned computer hardware, complete systems, peripherals, as well as high speed networking equipment, servers, server racks, and cards. Coordinated with operations, production, sales, and marketing team. Inventory and quality management for two warehouse facilities. Structured sales funnel. Trained and supervised three sales associates focused on E-commerce and other wholesale venues. Averaged monthly sales of $100,000 to $150,000.

Certifications
Food Safety Manager Certification (FSMC) | San Diego, CA

Skills & Attributes
CRM | Microsoft Office | Management | Contract Negotiation | Project Management | Event Planning | Business Development | Marketing | Account Management | Research | Sales | B2B | Relationship Management | Inventory | POS | Training Coordinator | E-commerce | Delegation | Problem Solving | Financial Management | Human Resources (HR) | Administration | Conflict Management | Multitasking | P&L | Sales Reporting & Analytics | Retail Store Design | Equipment Maintenance

Key Person	Justin Gaspar
Position with the Company Title First Year	 Partner 2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Partner at Hommage Bakehouse** (*June 2021--Present*) -- Responsible for managing operations and facilitating sales, production, delivery logistics and company health. • **Head Baker at La Clochette du Coin** (August 2020-June 2021) -- Responsible for baking and overseeing wholesale production for cafes in San Diego, as well as in-house operations. • **Head Baker at Bird Rock Coffee Roasters** (April 2018-October 2019) -- Responsible for baking and overseeing wholesale production for Bird Rock cafes in San Diego.

Key Person	Viraj Desai
Position with the Company	
Title	Partner
First Year	2022
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Finance Manager** (*Microsoft, Sept 2018 - July 2021*) — Various finance roles at Microsoft working on financial planning, modeling, and analysis across various teams. This includes controllership activities and driving financial projects. • **Owner/CEO** (*Sona Ventures, Jan 2022 - Present*) — Own a small business focused on investing in start ups

Key Person	Willy WU JYE HWA
Position with the Company	
Title	LLC member
First Year	2022
Other business experience (last three years)	**Founder, General Manager and Business developer** La Clochette Du Coin – French café and Bakery wholesale San Diego, California 2015 - present · Manager of all aspects of the business, sales, training, marketing, purchasing, accounting, financing and budgeting, Customer service and Human Resources. · Forefront of business development for future objectives, goals, visions for future expansions. · Responsible for maintain business bank accounts, payment processing, and taxes

· Design and implement Short term and long term marketing and sales strategies

· Expanding and developing new product lines, from research, design and material choices

· Establish quality control standards and Standard operating standards throughout the different levels in the company

· Identify Human resource needs, write description, screen and interview candidates, train, manage and follow up with employee development.

· Periodically evaluating product and services for leveraging best possible positioning within our market and community

· Maintain consistent collaborated communication with alternate vendors, negotiate for more competitive pricing, investigate and procure more sustainable materials from alternative sources or suppliers.

Financial Planner, Logistics supervisor, Business Development
Antananarivo, Madagascar

Comadis – Alcohol bottling and distribution Center Corporation   April 2006 – August 2012

· Offsetting national market trends, and establishing long-term financial decisions with top managers;

· Discussing marketing strategies and campaigns during weekly executive meetings;

· Executing strategies to increase market penetrations for different product lines;

· Took lead in controlling inbound and outbound logistics and merchandise with operating manager;

· Supervising commercial distribution overflow and maintaining fluid turnover of over 50 long trucks for pick up or delivery.

Financial Advisor Intern

    Tianjin, China

□□ – Jia-Ye (Top 5 Finance company in Tianjin)   December 2012 - march 2013

·   Focused on learning the financial world in China;

·   Taught to manage interactional calls in a professional and empathetic manner in Chinese;

·   Presented and guided financial plans to professional entities and individuals based on needs;

·   Performed daily operation analysis meetings for intern improvement;

Key Person	Karine Beers
Position with the Company Title First Year	Co-owner and marketing director 2022
Other business experience (last three years)	**Co-Owner & Marketing Director (***La Clochette Du Coin, May 2015 - Present***)** : La Clochette Du Coin is a french cafe bakery that serves local organic coffee and pastries, and high quality french inspired dishes. Responsibilities • Create and maintain a successful brand and image that attracts customers to the product or service • Implementing marketing campaigns • Overseeing social media marketing strategy and content marketing • Tracking changes in supply and demand; identifying customers and their current and future needs; and monitoring the competition.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Justin Gaspar	40%
Willy WU JYE HWA	22.5%

(D) The Company's Business and Business Plan

The Initial Partnership.

The French-speaking brother and sister duo from Madagascar shared Justin's dream to open a bakery, but more importantly their morales and values aligned: people before profits, work-life balance for employees, representation, and inclusivity...no matter how challenging it gets.

- Hommage Bakehouse was scheduled to open as a part of La Clochette du Coin in March 2020, but COVID hit the world and they were forced to delay their timeline. They opened in August 2020, but were forced to change their model to survive.
- The bakery pivoted to a wholesale model (as customer traffic in the cafe was still trickling in), and they very quickly became a staple in the San Diego community both in the cafe and around the county.
- Hommage outgrew their initial 600 sq ft kitchen (operating 24 hours a day) in the back of the cafe and moved into their new 2000 sq ft commissary in December 2022. They were able to offer above-industry standard wages, fully-paid benefits, time off, holidays off, and ample work-life balance.
- While waiting for construction, they were forced to delay growth and could not keep up with wholesale and retail demand. Hommage had to create a waitlist of potential clients.
- Since opening, Hommage has grown to 30 wholesale accounts delivered daily, two farmers markets (a third starting in February), and one retail storefront (with another on the way in 2023.)

Baked and Delivered Doesn't Mean Stale:

The nature of wholesale requires bread and pastries to be baked ahead of time. Hommage developed its recipes and logistical system to send out the freshest and highest quality product possible while still working in scale. Croissants and other pastries are always best straight out of the oven, but quality bread and pastries should be accessible everywhere, on your time--even outside of the bakery walls.

Looking Forward.

We are humbled by and grateful for the amount of support we've received, and cannot wait to keep moving forward. We believe in what we do, but we don't need Hommage to rank #1. We do, however, want to make a lasting impact on our community.

- Our Mission: To facilitate accessibility and educate our great community about quality bread and pastry, all while maintaining a healthy work environment for all team members.
- Our Vision: To feed the West Coast with a refreshed view of bread and pastry standards that empower all chefs and makers to create foods that speak to their community.
- Our Dream: To build a cohesive holdings company that encompasses the diversity of our team and their aspirations, starting with our own retail locations.

Why "Hommage"?

"Hommage," the French spelling of homage, is our way of staying true to the tastes, flavors and experiences that we all grew up with. It's also a tribute to what shaped us and who we want to become.

- The People: The bakery is made up of a majority of POC, and the partners come from all different industries and experience backgrounds.
- The Product: Hommage is most known for its croissants and naturally-leavened sourdough, but its iconic almond croissant and kouign amann are the bakery's best sellers. Hommage also has seasonal flavor rotations of items that the bakery team develops together, and are often inspired by their cultures and heritages.
- The Local Partners: The bakery works with some of the most reputable names in the field, including partnerships with Blue Bottle Coffee and Consortium Holdings.
- National Recognition: Justin won an episode of Hulu's "Bakers Dozen" in 2021 and has since drawn crowds for his Ube Bibingka Custard Buns, an ode to his Filipino heritage.

Our Story, Abbreviated.

Hommage Bakehouse may only be two years old, but it's a story of a business a decade in the making. And it started with selling cookies and cake out of duffle bags in high school.

- Justin, a Hapa (half-Filipino) baker from San Jose, CA fell in love with baking in high school when he began hustling cookies and cakes out of duffle bags to students and staff. His entrepreneurial start was so successful, he expanded his operations and created distribution channels to sell over 12 dozen pastries a day.
- From that moment on, he knew he wanted to open a bakery. After high school, he spent four years honing his craft and discovering his passion for business and croissants.
- Justin worked in a multitude of food establishments, but found his time at Manresa Bread to be a shining example of what he wanted to open. A high quality product with large output, but an equally important focus on company culture and a healthy workspace.
- He moved to San Diego to follow his wife, and after pop-ups, 120 hour work weeks, failed partnerships, Lyft driving to pay the bills, and thousands of croissants, he found his dream team in Willy and Karine.

The Team

Justin Gaspar, Head Baker/Partner

Justin Gaspar is a half-Filipino Bay Area native who moved to San Diego in 2018 with dreams of opening a bakery.

He has worked in all sorts of kitchens over the last eight years, but has always gravitated towards baking—especially laminated pastry (i.e. CROISSANTS!) and naturally-leavened breads. Justin recently won an episode of "Baker's Dozen" on Hulu, where he debuted his now sell-out ube bibingka custard buns. He hopes to share his tastes and experiences with the San Diego community, as well as help contribute to the growing food scene in the awesome city he now calls home.

David Mirabelli, Operations Manager/Partner

Dave Mirabelli has lived in the Midwest, San Francisco and San Diego and has over twenty years of experience in operations of specialty coffee, retail, restaurants, and wholesale production. He has proven business knowledge with continued YOY growth in all industries while ensuring genuine and effective team development and customer satisfaction.

Dave is a proud husband and loving father of two amazing boys and is passionate about connecting, learning, and staying positive inside and outside of the workspace.

Willy Wu Jye Hwa, Administrative/Partner

Willy Hwa partnered with Justin and Karine after founding La Clochette du Coin with the intention of putting management and cultural health of the company first.

Particularly proud of his business track record, Willy's passion for productivity and leadership has given him the opportunity to work with amazing individuals and collaborate on innovative ideas and projects. He finds joy in finding and developing talent and dreams within his community.

Willy's thought process includes curiosity, observation, a healthy dose of skepticism (knowing what we don't know,) focusing on the process and not the problem, and valuing gaps and differences.

Karine Beers, Marketing Manager/Partner

Karine Beers was born and raised in Madagascar and moved to California after graduating from high school. She has worked in various industries ranging from non-profit organizations to event venues and restaurant groups, where she has created and designed numerous marketing materials for print and digital collateral. Shortly after, she co-founded La Clochette Du Coin with her brother, and later on partnered with Justin and Willy to open Hommage Bakehouse. Interestingly enough, Karine has never thought she would be working in the food industry. However as an entrepreneur and restaurant owner, she has developed the desire to bring happiness to people by serving quality food.

Karine loves to stay active and believes that it does not only change your body, but it changes your mind, your attitude and your mood.

Viraj Desai, Finance Manager/Partner

Viraj Desai has eight years of experience in finance, marketing, and management. He spent several years at Microsoft working as a Finance Manager working on various teams from supply chain finance to their treasury department. Post Corporate America, he pivoted in starting an angel investing company and spends his time managing his stock market, crypto, and start up portfolio. He also has a background in mentoring and teaching in finance and the stock market. Viraj currently operates out of San Francisco and is passionate about education, finance, and helping those in his community and network reach their personal and life goals.

One of Viraj's life goals is to start a non profit that focuses on providing education to the many communities around the world that don't have access to educational and professional resources.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	June 07, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-out	$93,250	$115,630
Mainvest Compensation	$6,750	$8,370
TOTAL	$100,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 0.7%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.79%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 0.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	0.6%
$106,000	0.6%
$112,000	0.6%
$118,000	0.7%
$124,000	0.7%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Justin Gaspar
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	40%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Willy Wu Jye Hwa
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	22.5%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Karine Beers
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	12.5%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Viraj Desai
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	12.5%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	David Mirabelli
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	12.5%
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Justin Gaspar	40%
Willy WU JYE HWA	22.5%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Stripe Capital	$70,400	7.7%	06/22/2023	20% revenue through Stripe invoicing until paid off

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Hommage Bakehouse has been operating since June 2021 and has since achieved the following milestones:

- Opened operations within La Clochette du Coin in San Diego, CA leveraging a 600 sq ft kitchen for wholesale production.

- Achieved revenue of $292,000 from July 2021-December 2021, which then grew to $820,000 in January 2022-December 2022.

- Grew team from 4 to 15 people, all paid $18+ an hour and four of whom are on salary. Began offering fully paid health, vision and dental benefits to full time workers in April 2022.

- Moved bakery operation in November 2022 to a 2,000 sq ft kitchen in Sorrento Valley with an increased production capacity of 400%.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Hommage Bakehouse forecasts the following milestones:

- Open new Hommage Bakehouse Retail Location in Civita properties in San Diego, CA by August 2023.

- Achieve $4,400,000 revenue per year by 2024.

- Achieve $1,733,000 profit per year by 2024.

Other outstanding debt or equity

As of December 2022, Hommage Bakehouse has debt of $70,000 outstanding and a cash balance o f $25,000. This debt is sourced primarily from OnDeck and will be senior to any investment raised on Mainvest. In addition to the Hommage Bakehouse's outstanding debt and the debt raised on Mainvest, Hommage Bakehouse may require additional funds from alternate sources at a later date.

No operating history

Hommage Bakehouse was legally established in June 2021, and financially separated from La Clochette du Coin in April 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Hommage Bakehouse has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Hommage Bakehouse expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Hommage Bakehouse has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Wholesale Revenue: Wholesale revenue is roughly 50% of the retail revenue opportunity when selling Direct to Consumer rather than Business to Business.

- Delayed Growth: Hommage was forced to pause its growth for a few months in 2022 due to production constraints in its initial facility while awaiting construction on the larger space.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,640,741	$4,414,742	$4,830,739	$5,217,198	$5,634,574
Cost of Goods Sold	$737,460	$1,074,922	$1,079,662	$1,456,966	$1,573,523
Gross Profit	$1,903,281	$3,339,820	$3,751,077	$3,760,232	$4,061,051
EXPENSES					
Rent	$240,000	$246,000	$252,150	$258,453	$264,914
Total Labor	$799,776	$947,271	$1,025,356	$1,025,356	$1,025,356
Benefits	$63,000	$64,575	$66,189	$67,843	$69,539
Insurance	$2,814	$2,814	$2,814	$2,814	$2,814
Repairs & Maintenance	$2,400	$2,400	$2,400	$2,400	$2,400
Gas	$21,000	$21,525	$22,063	$22,614	$23,179
Linens	$2,205	$2,205	$2,205	$2,205	$2,205
Photo/Video	$7,200	$7,200	$7,200	$7,200	$7,200
PR, Marketing and Ads	$53,000	$53,000	$53,000	$53,000	$53,000
Supplies	$2,400	$2,400	$2,400	$2,400	$2,400
General & Administrative	$1,200	$1,200	$1,200	$1,200	$1,200
Dues & Subscriptions	$1,200	$1,200	$1,200	$1,200	$1,200
Guaranteed Payments	$147,000	$0	$0	$0	$0
Operating Profit	$560,086	$1,988,030	$2,312,900	$2,313,547	$2,605,644

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May

16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV,

WI, WY, B5, GU, PR, VI, 1V